


RECEIVED
SEP 2 6 2007
160

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __ to __

Commission File Number: 000-12033

Sony Ericsson 401(k) and Savings Plan

(Full title of the Plan)

LM Ericsson Telephone Company
(Name of the issuer of the securities held pursuant to the Plan)

S 126 25 Stockholm, Sweden V7 0000
(Address of principal executive office of the issuer)

SONY ERICSSON 401(K) AND SAVINGS PLAN

CONTENTS

Note A - Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.



BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Sony Ericsson 401(K) and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sony Ericsson 401(K) and Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Plan adopted FSP AAG INV−1 and SOP 94−4−1 for the year ended December 31, 2006 and retroactively applied these pronouncements for the year ended December 31, 2005.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sony Ericsson 401(K) and Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
July 23, 2007

SONY ERICSSON 401(K) AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006		2005	
ASSETS				
Investments at fair value:				
SEI Stable Asset Fund	$ 6,265,420	*	$ 5,591,368	*
SSgA S&P 500 Index Fund	9,788,607	*	7,141,770	*
PIMCO Total Return Fund	6,118,244	*	5,088,400	*
Strong Small Cap Value Fund	9,988,015	*	8,533,745	*
Janus Risk Managed Fund	5,422,139	*	4,462,543	*
Morgan Stanley Mid Cap Growth Fund	8,134,066	*	6,469,449	*
American Funds EuroPacific Growth Fund	10,172,174	*	6,949,314	*
American Funds Washington Mutual Fund	7,066,672	*	5,096,757	*
LM Ericsson Telephone Company Common Stock	15,940,927	*	14,885,242	*
JP Morgan Investment Self-Directed Accounts	1,712,047		876,032	
Participant Loans	891,116		821,431	
Total investments	81,499,427		65,916,051	
Receivables:				
Employer's & Employee contributions receivable:				
Employees' contributions receivable	166,420		160,469	
Employer's contributions receivable	234,939		247,112	
Total employer and employee contributions receivable	401,359		407,581	
Payables:				
Employee and Employer's excess contributions payables				
Employees' contributions payable	-		33,770	
Employer's contributions payable	-		6,210	
Total Employee and Employer's excess contributions payable	-		39,980	
Net assets available for benefits, at fair value	**81,900,786**		**66,283,652**	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	164,908		132,952	
Net assets available for benefits	**$82,065,694**		**$66,416,604**	

* Denotes investments that represent 5% or more of net assets available for benefits

See accompanying notes to financial statements

SONY ERICSSON 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Changes in net assets attributed to:	
Investment Income	
Net appreciation in fair value of investments	$6,717,332
Net appreciation in fair value of Company Stock	1,949,224
Net realized gain from sale of Company Stock	720,422
Interest and other income	190,564
	9,577,542
Contributions:	
Participants	4,945,603
Employer	4,585,459
Other contributions	542,065
	10,073,127
Other	26,084
Payments:	
Benefits paid to participants	(4,027,663)
Net increase	15,649,090
Net assets available for benefits, beginning of year	66,416,604
Net assets available for benefits, end of year	**82,065,694**

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. THE PLAN

The following description of the Sony Ericsson 401(k) and Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Prior to September 1, 2004, Sony Ericsson Mobile Communications (USA) Inc. (the "Company") participated in the Ericsson Capital Accumulation and Saving Plan (the "Ericsson Plan") under a multi-employer plan. The Company established its own plan on September 1, 2004 and participant balances were transferred from the Ericsson Plan into the Plan. Effective September 1, 2004 the Plan is a single employer plan. The Plan is a defined contribution plan and is administered by an Administrative Committee (the "Committee").

Effective with the initial transfer on September 1, 2004, JP Morgan Chase Bank is the Plan Trustee (the "Trustee"). The Trustee receives all participating employee (the "Participant") and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each Participant, the terms and conditions of the Plan, and the instructions and directions of the Committee. JP Morgan Retirement Plan Services is the recordkeeper for the Plan.

Participant contributions are made to the Trustee for investment each pay period. There are currently eleven separate funds to which Participants may direct their investments in addition to a self – directed brokerage account ("SDA"). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV−1 and SOP 94−4−1, *Reporting of Fully Benefit−Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined−Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined−contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined−contribution plan attributable to fully benefit−responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts with an adjustment to contract value. Prior year balances have been retroactively adjusted to reflect the presentation at fair value and corresponding adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. The Plan also provides options for investment in stock of LM Ericsson Telephone Company ("Company Stock") and self-directed accounts. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Company that have not been included in the Plan's investments at year end. Contribution receivables are recorded at cost, which approximates their fair value. Contribution receivables were $401,359 and $407,581 at December 2006 and 2005, respectively.

Valuation of investments

Except for insurance contracts and participant loans, all other investments are carried at fair value as determined by "quoted" market prices on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Certain investment contracts are carried at contract value in accordance with FSP AAG INV-1 and SOP 94-4-1.

Security transactions and investment income

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company Stock may elect to receive cash or Company Stock. Whenever a Participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the Participants' election to take cash upon withdrawal.

Forfeitures

Company and Participants' 401(k) and savings contributions (Note 3), and the earnings thereon, are fully and immediately vested.

Total forfeitures were immaterial to the Plan as of and for the years ended December 31, 2006 and 2005.

Expenses of the plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own brokerage fees and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to participants in an amount not to exceed 50% of the Participant's contribution account. The maximum loan amount is $50,000 minus the Participant's highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. A participant is allowed only one outstanding loan at any given time. If a Participant misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a 'deemed distribution', which is taxable income to the Participant. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2006 interest rates range from 5.0% - 9.25%. Loans are considered a directed investment of Participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the Participant's current investment direction.

Termination priorities

The Company reserves the right, by action of the Board of Directors, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants' accounts and all assets held under the Plan will be held for distribution to the Participants.

The Company currently has no plans to terminate the Plan.

Benefit payments

At JP Morgan Chase, benefit payments are determined, paid and taxed to Participants based upon the date the check is cut. At December 31, 2006 there were no benefit claims which had been processed and approved for payment but not yet paid. For financial statement purposes, benefit payments are recorded when paid.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current year's presentation.

3. PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan upon the first day of hire.

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3.5% (under age 40), 4.0% (age 40 to less than age 50), 7.0% (age 50 to less than age 55) or 10.0% (age 55 and above) of a Participant's eligible pay for employees who are not actively participating in the Company's defined benefit plan, whether or not the employee contributes to the Plan. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. All employee and employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan's "Retireonline" system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from Company Stock to other investment funds.

Each Participant's account is credited with the Participant's contributions, Company matching contributions and Plan earnings. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4. INVESTMENTS

The net appreciation in fair value of investments for the year ended December 31, 2006 was as follows:

Registered Investment Company Funds	$	5,240,139
Common / Collective funds		1,477,193
	$	6,717,332

5. PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Sony Ericsson Mobile Communications (USA) Inc. Therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $3,243,024 and sales of $5,168,373 of the Company's stock during the year ended December 31, 2006.

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions are currently serving as trustee and recordkeeper to the Plan and, therefore, these investments qualify as party-in-interest transactions.

6. TAX STATUS OF THE PLAN

As of December 31, 2006, the Plan has not received a determination letter from the Internal Revenue Service (the "IRS"). Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and therefore, the trust is exempt from taxation under section 501(a).

7. GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in a fully benefit-responsive common collective trust, the SEI Stable Asset Fund. The investments in the SEI Stable Asset Fund are presented at fair value on the table of the investments held in the Plan. The fair value equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrapper rebid value is $1,958 and zero at December 31, 2006 and 2005, respectively.

In determining the net assets available for benefits, the synthetic GICs underlying the SEI Stable Asset Fund are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The average yield of the fully benefit-responsive investment contracts based on actual earnings was approximately 5.71% and 5.40% at December 31, 2006 and 2005, respectively. The average yield of the fully benefit-responsive investment contracts based on interest rate credited to participants was approximately 4.95% and 4.65% at December 31, 2006 and 2005, respectively.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Investments in the SEI Stable Asset Fund are reported on Form 5500 at fair value, whereas, the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500 filed for 2005 and expected to be filed for 2006.

		December 31,	
		2006	2005
Net assets available for plan benefits per the financial statements	$	82,065,694	66,416,604
Adjustment of SEI Stable Asset Fund investment from contract value to fair value		(164,908)	-
Net assets available for plan benefits per the Form 5500		81,900,786	66,416,604

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500.

		December 31, 2006
Net appreciation in investments per the financial statements	$	6,717,332
Less: Adjustment of SEI Stable Asset Fund investment from contract value to fair value at end of year		(164,908)
Net appreciation / (depreciation) in investments per Form 5500		6,552,424

SONY ERICSSON 401(K) AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2006

EIN:56-2268745
Plan Number:
001

Name and Issuer and Description		Current Value
Common Stock		
LM Ericsson Telephone Company	$	15,940,927
Value of Interest in Mutual Funds		
SEI Stable Asset Fund		6,265,420
SSgA S&P 500 Index Fund		9,788,607
PIMCO Total Return Fund		6,118,244
Strong Small Cap Value Fund		9,988,015
Janus Risk Managed Fund		5,422,139
Morgan Stanley Mid Cap Growth Fund		8,134,066
American Funds EuroPacific Growth Fund		10,172,174
American Funds Washington Mutual Fund		7,066,672
		62,955,337
JP Morgan Investment Self-Directed Accounts		1,712,047
Participants Loan Account		891,116
Total Investments	$	**81,499,427**

Note: Cost is not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Chairman of the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sony Ericsson 401(k) and Savings Plan

Date: September 25 2007 By: 

Lee Hill
Chairman of the Plan Administration Committee



BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Consent of Independent Registered Public Accounting Firm

Sony Ericsson 401(k) and Savings Plan
Research Triangle Park, North Carolina

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-122785) constituting a part of this Registration Statement of our report dated July 23, 2007, relating to the financial statements, and schedule of the Sony Ericsson 401(k) and Savings Plan appearing on this Form 11-K for the year ended December 31, 2006.

BDO Seidman, LLP

Dallas, Texas

September 25, 2007

END